                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              (Amendment No. ___*)



                             Erie Indemnity Company
                                (Name of Issuer)


                              Class B Common Stock
                         (Title of Class of Securities)


                                   29530P-201
                                 (CUSIP Number)


                             Mr. James T. Byrne, Jr.
                             Office of the Secretary
                              Bankers Trust Company
                       280 Park Avenue, New York, NY 10017
                               Tel. (212) 250-1869
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 6, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP NO.                                   29530P-201

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Bankers Trust Company
                               EIN No. 13-4941247

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                                 Not Applicable.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) or 2(E)                                      [X]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

  NUMBER OF                7.       SOLE VOTING POWER
   SHARES                                        0
BENEFICIALLY
OWNED BY EACH              8.       SHARED VOTING POWER
  REPORTING                                      2,340*
 PERSON WITH
                           9.      SOLE DISPOSITIVE POWER
                                                  0

                           10.     SHARED DISPOSITIVE POWER
                                                  2,340*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      2,340

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      76.2%

14.      TYPE OF REPORTING PERSON
                                     BK, IA

----------

* Represents shares of the Issuer's Class B Common Stock held as a fiduciary on behalf of its customers, the H.O. Hirts Trusts. Bankers Trust Company may be deemed to be the beneficial owner of such shares.

                                  SCHEDULE 13D

CUSIP NO.                                            29530P-201

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               H.O. Hirt Trusts
                               EIN NO. 25-6220688
                               EIN NO. 25-6220689

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                                 Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) or 2(E)                                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States

  NUMBER OF                7.       SOLE VOTING POWER
   SHARES                                   2,340(1)
BENEFICIALLY
OWNED BY EACH              8.       SHARED VOTING POWER
  REPORTING                                 0
 PERSON WITH
                           9.      SOLE DISPOSITIVE POWER
                                            2,340(1)

                          10.      SHARED DISPOSITIVE POWER
                                             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      2,340

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      76.2%

14.      TYPE OF REPORTING PERSON
                                       OO

----------

(1)      The H.O. Trusts act through their trustees.

                                  SCHEDULE 13D

CUSIP NO.                                            29530P-201

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                Susan Hirt Hagen

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                                           Not Applicable.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) or 2(E)                                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                           United States

  NUMBER OF                7.       SOLE VOTING POWER
   SHARES                                  12
BENEFICIALLY
OWNED BY EACH              8.       SHARED VOTING POWER
  REPORTING                                1,170
 PERSON WITH
                           9.      SOLE DISPOSITIVE POWER
                                           12

                          10.      SHARED DISPOSITIVE POWER
                                           1,170

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,182

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      38.5%

14.      TYPE OF REPORTING PERSON
                                       IN

                                  SCHEDULE 13D

CUSIP NO.                                            29530P-201

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    F. William Hirt


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                                 Not Applicable.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) or 2(E)                                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States

  NUMBER OF                7.       SOLE VOTING POWER
   SHARES                                  20
BENEFICIALLY
OWNED BY EACH              8.       SHARED VOTING POWER
  REPORTING                                1,170
 PERSON WITH
                           9.      SOLE DISPOSITIVE POWER
                                           20

                          10.      SHARED DISPOSITIVE POWER
                                           1,170

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,190

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      38.8%


14.      TYPE OF REPORTING PERSON
                                       IN

Item 1.           SECURITY AND ISSUER.

         (a)      Class: Class B Common Stock


         (b)      Name of Issuer:

                  Erie Indemnity Company, a Pennsylvania corporation (the "Issuer")


         (c)      Address of Issuer's Principal Executive Office:

                  100 Erie Insurance Place
                  Erie, PA  16530

Item 2.           IDENTITY AND BACKGROUND

         Bankers Trust Company is a wholly-owned subsidiary of Bankers Trust Corporation, a New York corporation. As described in Item 5, the H.O. Hirt Trusts (the "Trusts") are two trusts established for the benefit of Susan Hirt Hagen and F. William Hirt, respectively. The Trusts act through their co-trustees, Bankers Trust Company, Susan Hirt Hagen and F. William Hirt. The Trusts for which Bankers Trust Company, F. William Hirt and Susan Hirt Hagen are co-trustees were created by the settlor H.O. Hirt and continue for the benefit of his issue.

         Attached hereto as Annex B is certain information regarding the directors and officers of Bankers Trust Company.

         (a)      Name of Person(s) Filing:

                  Bankers Trust Company
                  H.O. Hirt Trusts
                  Susan Hirt Hagen
                  F. William Hirt
                  (collectively, "Reporting Persons")

         (b)      Residence or Business Address:

                  Bankers Trust Company
                  130 Liberty Street
                  New York, New York  10006

                  H.O. Hirt Trusts
                  c/o Bankers Trust Company
                  130 Liberty Street
                  New York, New York  10006

                  Susan Hirt Hagen
                  c/o Erie Indemnity Company
                  100 Erie Insurance Place
                  Erie, Pennsylvania  16530

                  F. William Hirt
                  c/o Erie Indemnity Company
                  100 Erie Insurance Place
                  Erie, Pennsylvania  16530

         (c)      Present Principal Occupations:

                  The principal business of Bankers Trust Company is a bank and related activities, including without limitation, acting as trustee. The principal business of the Trusts is as trusts for the benefit of Susan Hirt Hagen and F. William Hirt respectively. The principal business of F. William Hirt is non-executive chairman of Erie Indemnity Company. The principal business of Susan Hirt Hagen is Managing Partner of Hagen, Herr and Peppin, Group Relations Consultants.

      (d),(e) Except as set forth on Annex C, during the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Annex B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each person named in Annex B is a citizen of the United States of America unless otherwise indicated.

         (f)      Citizenship:

                  Bankers Trust Company - New York
                  H.O. Hirt Trusts - United States of America
                  Susan Hirt Hagen - United States of America
                  F. William Hirt - United States of America

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not Applicable.

Item 4            PURPOSE OF TRANSACTION.

                  This Schedule 13D is being filed to disclose that Bankers Trust Company replaced Mellon Bank, N.A. as corporate trustee for the Trusts. This Schedule D is also being filed to disclose other changes in each Reporting Person's beneficial ownership of the Issuer's Class B Common Stock.

                  (a) - (j)      None.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Bankers Trust Company, is one of the three trustees of the Trusts, and in such capacity, shares, with the other two trustees, voting and investment power over all 2,340 shares beneficially owned by the Trusts.

                  As calculated under Rule 13d-3, the Trusts beneficially own, as of January 6, 1999, 2,340 shares, or 76.2% of the Class B Common Stock. The Trusts, acting through the trustees, have sole voting power and sole investment power over all 2,340 shares beneficially owned by the Trusts.

                  Susan Hirt Hagen is a trustee of the Trusts and, in such capacity, shares voting and investment power over all 2,340 shares beneficially owned by the Trusts. Susan Hirt is also the beneficiary of one of the H.O. Hirt Trusts which holds 1,170 shares, or 38.1% of the Class B Common Stock for her benefit. Susan Hirt Hagen is the direct beneficial owner of 12 shares, or .4%, of the Class B Common Stock. These holdings do not include 1 share owned by the Hagen Family Limited Partnership of which Susan Hirt Hagen is a limited partner without voting or dispositive power over the share and 2 shares owned by her husband, Thomas B. Hagen. Susan Hirt Hagen disclaims beneficial ownership of the 2 shares owned by Thomas
                  B. Hagen.

                  F. William Hirt is a trustee of the Trusts and, in such capacity, shares voting and investment power over all 2,340 shares beneficially owned by the Trusts. F. William Hirt is also the beneficiary of one of the H.O. Hirt Trusts which holds 1,170 shares, or 38.1%, of the Class B Common Stock for his benefit. In addition, F. William Hirt is the direct beneficial owner of 20 Shares, or .7%, of Class B Common Stock.

                  Pursuant to the First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 (the "Trust Agreement"), all powers pertaining to the administration of the Trusts are exercised by a majority of the co-trustees in office; provided, however, that in the exercise of the power and authority to sell, exchange or otherwise dispose of or distribute shares of Class B Common Stock of the Issuer, which is subject to substantial restrictions under the terms of the Trust, the affirmative vote of the corporate trustee, Bankers Trust Company, is also required.

         (b) Number of shares of Class B Common Stock as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           Susan Hirt Hagen has the sole right to vote the 12 shares she holds directly.

                           F. William Hirt has the sole right to vote the 20 shares he holds directly.

                           The Trusts have the sole power to vote 2,340 shares.

                  (ii)     shared power to direct the vote:

                           The co-trustees, Susan Hirt Hagen, F. William Hirt and Bankers Trust Company, have the right to vote the 2,340 shares held of record by the Trusts.

                  (iii) sole power to dispose or to direct the disposition of:

                           Susan Hirt Hagen has the sole power to dispose or direct the disposition of 12 shares.

                           F. William Hirt has the sole power to dispose or direct the disposition of 20 shares.

                           The Trusts have the sole power to dispose or direct the disposition of 2,340 shares.

                  (iv) shared power to dispose or to direct the disposition of:

                           The co-trustees (Bankers Trust Company, Susan Hirt Hagen, and F. William Hirt) have the shared power to dispose or to direct the disposition of 2,340 shares.

         (c) None of the Reporting Persons have effected any transaction in the Issuer's Class B Common Stock during the past 60 days and, to the best knowledge of such Reporting Persons, no person named in Annex B has effected any transactions in the Issuer's Class B Common Stock during the past 60 days.

         (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class B Common Stock in the Trusts.

         (e)      Not Applicable.



Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                  OF THE ISSUER.

         The First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 for the H.O. Hirt Trust. The foregoing description of the Trust Agreement is qualified in its entirety by reference to the Trust Agreement, which is attached hereto as Exhibit 7.01.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 for the H.O. Hirt Trust is attached hereto as Exhibit 7.01.

      SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: April 19, 1999

               Signature:       BANKERS TRUST COMPANY


                       By:      /s/ James T. Byrne, Jr.
                                --------------------------------
                                Name:    James T. Byrne, Jr.
                                Title:   Managing Director

                                     Annex A

                             Joint Filing Statement


In accordance with Rule 13D-1(f) promulgated pursuant to the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with respect to the Class B common Stock of Erie Indemnity Company and further agree that this Joint Filing Statement be included as an Exhibit to such joint filing.


Date:  April 19, 1999

BANKERS TRUST COMPANY


By:/s/ James T. Byrne, Jr.
   -----------------------------
    Name:  James T. Byrne, Jr.
    Title: Managing Director

THE H.O. HIRT TRUSTS
By:  BANKERS TRUST COMPANY,
               As Co-Trustee


By:/s/ James T. Byrne, Jr.
   -----------------------------
    Name:  James T. Byrne, Jr.
    Title: Managing Director


By:/s/ Susan Hirt Hagen
   -----------------------------
    Name:  Susan Hirt Hagen
    Title: Co-Trustee


By:/s/ F. William Hirt
   -----------------------------
    Name:  F. William Hirt
    Title: Co-Trustee


/s/ Susan Hirt Hagen
   -----------------------------
Name:  Susan Hirt Hagen


/s/ F. William Hirt
   -----------------------------
Name:  F. William Hirt

                                     ANNEX B

                              BANKERS TRUST COMPANY



         The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of Bankers Trust Company. The parent company of Bankers Trust Company is Bankers Trust Corporation (the "Parent Company"). To the best knowledge and belief of Bankers Trust Company, none of the following persons beneficially owns any shares of Class B Common Stock.

                                                Occupation or Principal
Name and Mail Address                           Business Affiliation                                        Citizenship
---------------------                           --------------------                                        -----------
Lee A. Ault III                                 Private Investor                                              U.S.
c/o Office of the Secretary                     Director of Bankers Trust Company.  Former Chairman and
Bankers Trust Company                           Chief Executive Officer, Telecredit, Inc.
130 Liberty Street                              Director of Equifax, Inc., Office Depot, Inc., Sunrise
New York, NY  10006                             Medical, Inc. and Pacific Crest Outward Bound School

Neil R. Austrian                                President and Chief Operating Officer, National Football      U.S.
c/o Office of the Secretary                     League
Bankers Trust Company                           Director of Bankers Trust Company
130 Liberty Street                              Director of Rafac Technology and Office Depot, Inc.
New York, NY  10006                             Trustee of Swarthmore College

George B. Beitzel                               Retired Senior Vice President                                 U.S.
29 King Street                                    and Director
Chappaqua, NY 10514-3432                        International Business Machines
                                                Corporation

Phillip A. Griffiths                            Chairman                                                      U.S.
Institute for Advanced Study                    Institute for Advanced Study
Olden lane
Princeton, NJ 08540

William R. Howell                               Chairman of the Board                                         U.S.
J.C. Penney Company, Inc.                       J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Vernon E. Jordan, Jr.                           Senior Partner                                                U.S.
Akin, Gump, Strauss,                            Akin, Gump, Strauss,
 Hauer & Feld, LLP
1333 New Hampshire Avenue, N.W.
Suite 400
Washington, DC 20036

Hamish Maxwell                                  Retired Chairman and                                          U.S.
Philip Morris Companies, Inc.                    Chief Executive Officer
100 Park Avenue                                 Philip Morris Companies, Inc.
New York, NY 10017

Frank N. Newman                                 Chairman of the Board and Chief                               U.S.
Bankers Trust Company                            Executive Officer and President
130 Liberty Street                               Bankers Trust Company;
New York, NY 10006                              Chairman of the Board and Chief
                                                 Executive Officer and President
                                                Bankers Trust Corporation

  N.J. Nicholas Jr.                               Investor                                                    U.S.
  15 West 53rd Street, #34F
  New York, NY 10019

  Patricia Carry Stewart                         Former Vice President                                        U.S.
  Bankers Trust Company                          The Edna McConnell Clark Foundation (a charitable
  c/o Office of the Secretary                    foundation) Director of Bankers Trust Company.
  130 Liberty Street                             Also chair of the Community Foundation for
  New York, NY 10006                             Palm Beach and Martin Counties; and a trustee emerita
                                                 of Cornell University and a life member, Board of
                                                 Overseers; Sanford I. Weill Medical College and Sanford
                                                 I. Weill Graduate School of Medical Sciences of Cornell
                                                 University.

  G. Richard Thoman                              Director                                                     U.S.
  Bankers Trust Company                          President, Chief Operating Officer and Director,
  c/o Office of the Secretary                    Xerox Corporation; Director of Bankers Trust Company.
  130 Liberty Street                             Director of DaimlerChrysler AG, Fuji Xerox
  New York, NY 10006                             Corporation, Ltd. and Union Banclaire Privee
                                                 (Switzerland); Director, General Electric Investments
                                                 Equity Advisory Board, Yale School of Management
                                                 Advisory Board, Fletcher School of Law and Diplomacy
                                                 Advisory Board and the INSEAD U.S. Advisory Board and
                                                 The Americas Society.
                                                 Member, Council on Foreign Relations

  Paul A. Volcker                                Director.                                                    U.S.
  Bankers Trust Company                          Director of Bankers Trust Company.
  c/o Office of the Secretary                    Former Chairman and Chief Executive Officer of
  130 Liberty Street                             Wolfensohn & Co., Inc. and former Chairman of the
  New York, NY 10006                             Board of Governors of the Federal Reserve System;
                                                 Director of Nestle S.A., and Prudential
                                                 Insurance Company of America; Director of
                                                 American Council on Germany, Council on
                                                 Foreign Relations and The Japan Society;
                                                 trustee of The American Assembly;
                                                 and member of the advisory boards of
                                                 several international corporations

  George J. Vojta                                Vice Chairman                                                U.S.
  Bankers Trust Company                          Bankers Trust Company and
  130 Liberty Street                             Bankers Trust Corporation
  New York, NY 10006

  Donald L. Staheli                              Chairman and Chief Executive                                 U.S.
  Continental Grain Company                       Officer
  277 Park Avenue, 50th Floor                    United States Continental Grain
  New York, NY 10172                             Company

                                                 EXECUTIVE OFFICERS

  Frank N. Newman                                Chairman of the Board and Chief Executive Officer and          U.S.
  Bankers Trust Company                          President;
  130 Liberty Street                             Chairman of the Board and Chief Executive of Parent
  New York, NY 10006                             Company and Bankers Trust Company. President of
                                                 Parent Company.
                                                 Former Deputy Secretary of the U.S. Treasury.

  George J. Vojta                                Vice Chairman of the Board of Parent Company and               U.S.
  Bankers Trust Company                          Bankers Trust Company; Former Executive Vice President
  130 Liberty Street
  New York, NY 10006

  Mary Cirillo                                   Executive Vice President                                       U.S.
  Bankers Trust Company                          Managing Director of Bankers Trust Company
  130 Liberty Street
  New York, NY 10006

  Joseph A. Manganello, Jr.                      Managing Director and Chief Credit Officer                     U.S.
  Bankers Trust Company                          Bankers Trust Company;
  130 Liberty Street                             Executive Vice President and Chief Credit Officer
  New York, NY 10006                             Bankers Trust Corporation

  Richard H. Daniel                              Managing Director, Chief Financial Officer and                 U.S.
  Bankers Trust Company                          Controller
  130 Liberty Street                             Bankers Trust Company;
  New York, NY 10006                             Executive Vice President, Chief Financial Officer and
                                                 Controller
                                                 Bankers Trust Corporation

  Melvin A. Yellin                               Managing Director and General Counsel                          U.S.
  Bankers Trust Company                          Bankers Trust Company;
  130 Liberty Street                             Executive Vice President and General Counsel
  New York, NY 10006                             Bankers Trust Corporation

  Mark Bieler                                    Managing Director                                              U.S.
  Bankers Trust Company                          Bankers Trust Company;
  130 Liberty Street                             Executive Vice President
  New York, NY 10006                             Bankers Trust Corporation

  Christian Marie Yves De Balmann                Chairman                                                       U.S.,
  Bankers Trust Company                          Bankers Trust International PLC;                               France
  1 Appold Street                                Managing Director
  Broadgate, 4th Floor                           Bankers Trust Company;
  London, EC2A 2HE                               Senior Vice President
                                                 Bankers Trust Corporation

  Robert A. Ferguson                             Executive Vice President                                       U.S.
  Bankers Trust Australia Limited                Bankers Trust Australia Limited;
  Level 15, The Chifley Tower                    Managing Director
  2 Chifley Square                               Bankers Trust Company;
  Sydney, N.S.W. 2000                            Senior Vice President
  Australia                                      Bankers Trust Corporation

  Duncan P. Hennes                               Executive Vice President and Treasurer                        U.S.
  Bankers Trust Company                          Executive Vice President of Parent Company
  130 Liberty Street                             Former Senior Vice President of Parent Company
  New York, NY 10006                             Managing Director of Bankers Trust Company

  Eugene A. Ludwig                               Vice Chairman                                                 U.S.
  Bankers Trust Company                          Vice Chairman of Parent Company and Bankers Trust
  130 Liberty Street                             Company.
  New York, NY 10006                             Former Comptroller of the Currency of the U.S.;
                                                 Chairman of the Federal Financial Institutions
                                                 Examination Council, Chairman of Neighborhood Housing
                                                 Services and director of the Federal Deposit
                                                 Insurance Corporation

  I. David Marshall                              Executive Vice President and Chief Information                U.S.
  Bankers Trust Company                          Officer;
  130 Liberty Street                             Executive Vice President and Chief Information
  New York, NY 10006                             Officer of Parent Company and Bankers Trust Company.
                                                 Managing Director and Chief Information Officer of
                                                 Bankers Trust Company

  Rodney A. McLauchlan                           Executive Vice President                                      U.S.
  Bankers Trust Company                          Former Senior Vice President of Parent Company
  130 Liberty Street                             Managing Director of BT Alex. Brown Incorporated
  New York, NY 10006

  Mayo A. Shattuck III                           Vice Chairman                                                 U.S.
                                                 Vice Chairman of Parent Company
                                                 Co-Chairman and Co-Chief Executive Officer of BT
                                                 Alex. Brown Incorporated

                                     ANNEX C


         On March 11, 1999, Bankers Trust Company, a wholly-owned subsidiary of Bankers Trust Corporation, announced that it had reached an agreement with the United States Attorney's Office in the Southern District of New York to resolve an investigation concerning inappropriate transfers of unclaimed funds and related record keeping problems that occurred between 1994 and early 1996.

         We hereby incorporate by reference Bankers Trust Corporation's Form 8-K, filed on March 12, 1999, which details the above-referenced matter.